Mail Stop 3561

June 21, 2006

Mr. Bartly Loethen
Chief Executive Officer and President
Hemcure, Inc.
5353 Manhattan Circle
Suite 101
Boulder, CO 80303

> **Re: Hemcure, Inc.**
> **Form 10-QSB for Fiscal Quarter Ended December 31, 2005**
> **Filed February 21, 2006**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **Filed April 26, 2006**
> **File No. 000-51543**

Dear Mr. Loethen:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Other Exchange Act Filings

General

1.   Please file unaudited interim financial statements for the three months ended
        September 30, 2005. Please ensure the filing contains Disclosure Control
        Procedures as required by Item 307 and 308 of Regulation S-B. In addition
        please include the officer certifications as required by Rule 13a-14(a)/15d-14(a).
        Please refer to the guidance in Item 601 of Regulation S-B.

Forms 10-QSB for the six months ended December 31, 2005 and the nine months ended
March 31, 2006

2.   Please revise your filings to include Disclosure Control Procedures as required by
        Item 307 and 308 of Regulation S-B. In addition please include the officer
        certifications as required by Rule 13a-14(a)/15d-14(a). Please refer to the
        guidance in Item 601 of Regulation S-B.

* * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your letter on EDGAR under the form type label CORRESP. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1934 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies